
private packs

private packs

Modern Solutions for Feminine Pain

Executive Summary

COMPANY
Private Packs is a CPG female wellness company that creates a modern line of feminine pain relief solutions for the intimate body parts.

MISSION STATEMENT
Transform the healing process for women's most sensitive body parts.

PRODUCT OFFERINGS
- Ergonomic Hot & Cold Therapy Packs
- Topical Ointments

MARKET
Private Packs is a challenger brand taking on an unmet need in the women's health space - pain relief solutions, a **$6.8B** market opportunity for women

TEAM
Suzanne Sinatra, an experienced Wall Street Marketer, is our CEO. Our advisors have over 40 years of medical and CPG experience from brands such as AWAY,

PRESS
BRIDES
Forbes
WELL+GOOD
COSMO
BUSTLE

RAISING
$250,000

USE OF FUNDS
- 40% Marketing
- 35% Hiring
- 10% CVS Pilot
- 10% E-Commerce
- 5% G&A

TERM SHEET DETAILS
Convertible Note
- 8% interest
- 20% discount
- $5M valuation cap

100%

of vulva owners experience pain in their privates.

SEXTECH

SEXUAL WELLNESS (21+)

FEMTECH

GYNECOLOGICAL HEALTH

PREGNANCY CARE

PERI-MENOPAUSE (40+)

ESTROGEN RELATED CANCERS

SILVERTECH

MENOPAUSAL WOMEN (50+)

Current Solutions

Women have to resort to antiquated tools that are demoralizing.



Outdated Hand-Me-Downs

You can't bring these to the office


NOT FOR YOUR VAG
SWEET PEAS
Green Giant
Steamers
Chobani
Yes We Put
This On Our V

Meant to Be Eaten

Messy, unsterile and bulky



D.I.Y. Fixes

Frozen padsicles and frozen condoms

CONFIDENTIAL
PRIVATE PACKS

Women are often misdiagnosed and our health is under researched.

$6.8B

TAM

135M

FEMALES 16+ yrs old

$4.3B

SAM

86M

CHRONIC PAIN & TRAUMAS
Co incident with 2-3 other traumas

$214M

SOM FOR VULVA PACKS

4.3M

5% OF THE MARKET

+ $11.2B
$572K

4.3M X $49.99

CONFIDENTIAL
PRIVATE PACKS

Product I: Vulva Pad

GRANTED DESIGN PATENT

HOT & COLD

FSA/HSA REIMBURSABLE

NON TOXIC MATERIALS

ECO-FRIENDLY

SUSTAINABLE DEVELOPMENT GOALS

3 GOOD HEALTH AND WELL-BEING

5 GENDER EQUALITY

12 RESPONSIBLE CONSUMPTION AND PRODUCTION


WEARABLE
TARGETED SOOTHING COMFORT
DISCREET & PORTABLE
private packs
REUSABLE UP TO 200 TIMES
CONTOURS TO YOU
HANDSFREE

Competition





	private packs	Medline	Pariday	VagiKool	Nyssa	Femicorp	GentlePak
Multi-Temperature	✓	—	—	—	✓	—	—
Patented Design	✓	—	—	—	—	✓	—
Performance Material	✓	—	—	—	—	—	—
Inclusive Brand	✓	—	—	—	—	—	—
Sustainable	✓	—	✓	—	✓	✓	✓
Approachable	✓	—	—	—	✓	—	—
Price	$49	$36	$34	$40	$12	$42	$49

CONFIDENTIAL
PRIVATE PACKS

Customers

When my pelvic floor muscles are clenched it results in a burning sensation on my vulva. For years, many doctors and PF PT's didn't know what was wrong me. Everything exacerbated the pain."



—Donna, 31 ys old, No children

Thank you for making Private Packs! My GF is suffering from chronic urethritis which triggers when she gets cold and I don't want to see her in pain anymore.



—Marcus, boyfriend, no children

My daughter has been experiencing horrific chronic pain from endometriosis and vulvodynia. She's crying every night from the pain. She can't sit for any length of time and is a college student which affects her work.



—Sue, 54 yrs old, Mom, 1 adult child

Unit Economics


private packs
private packs

	DTC	Wholesale
Retail Price	$49	$300/case
COG	$3.29	$39.48
Profit Margin	93%	86%

Also sold as a one pack ($34) and three packs ($69).

CONFIDENTIAL
PRIVATE PACKS

COGS include: Materials, Production, Fulfillment, Freight Shipment

Traction & GTM

TO DATE

Successful Crowdfunding & E-Commerce launch
Granted design patent
Rewards & pre orders

Recognized: AARP Innovation Labs

PHASE I 2-12 Months

CVS pilot
Begin marketing efforts
Launch waitlisted SKUs
Start wholesale & clinician program
Key Hire: Marketing
xrc labs

PHASE II 12 - 24 Months

Expand retail footprint
Launch additional SKUs
Key Hire: Sales

PHASE III 25 + Months

Amazon Store
Launch topical products
Pursue Medicare coverage
Key Hire: Ops

CONFIDENTIAL
PRIVATE PACKS

***this timeline cannot be guaranteed**

Investment Opportunity

$250,000

- 8% interest
- 20% discount
- $5M Valuation
- Target Runway: 18-24 Months

2021 Milestones

- 16 Week Pilot in 10 CVS Stores
- Kickoff marketing campaign to grow presence
- Execute nationwide retail pharmacy chains
- Launch additional SKUs
- Team buildout
- Build Clinicians, Therapists and Pharmacists portal



5%
10%
10%
40%
35%
Marketing
Personnel
Retail Ready/CVS
E-Commerce
We Funder Fee

CEO & Founder

Suzanne Sinatra

- Wall Street Marketer turned Fem Tech Entrepreneur
- 2021 XRC Labs Elevate Fellow
- 2021 VCIC Most VC-Backable Startup: New England Regionals
- Speaker: SexTech & Scrappy Entrepreneurship
- Cancer Survivor and Patient Advocate
- Veteran, Royal Canadian Armed Forces

“I got fed up hacking together a solution and conflicting health information for my privates, and my doctors were no help. So I did something about it.“

Project Entrepreneur
RENT THE RUNWAY FOUNDATION | UBS

STARTUP SCHOOL
by Y Combinator



Advisors

Clinician



Jessica Shepherd MD MBA FACOG
OB/GYN

Operations



Keziah Robinson
Principal, Cassia Partners

Business



Robert Befidi
Div. Vice President, 3M

3M

Legal



Lydia Cheuk
Deputy General Counsel, Away

AWAY

Marketing



Sharon Lee Thony
Entrepreneur, recent exit to Fiverr, Formerly: P&G

P&G

Finance



Deb Bronston-Culp
Managing Partner
Samothrace Partners

Today: Foundation


BUILT A
BRAND


MADE FIRST
PRODUCT


CREATED A
COMMUNITY

THANK YOU

private packs

Made in New York City
https://privatepacks.com
@privatepacks
https://calendly.com/sinatra